
EUREKA TOWNSITE (Off Map)
NORTH LILY SHAFT OFF MAP ~8000' ENE
EAST-1 POTENTIAL ORE RUN OFF MAP ~500' EAST
EAST-2 POTENTIAL ORE RUN OFF MAP ~2000' EAST
SNOWFLAKE
EUREKA HILL #2
EUREKA HILL #3
EAGLE & BLUEBELL
VICTORIA
CENTENIAL EUREKA
PLUTUS ORE RUN
GODIVA ORE RUN
Humbug
IRONBLOSSOM ORE RUN
Beck Tunnel
Salvador
EUREKA PEAK
19
GEMINI ORE RUN
CHIEF ORE RUN
SOUTH EUREKA
HERKIMER
ANNANDALE
OPEX
GRAND CENTRAL
GRAND CENTRAL BELOW WATER TABLE POTENTIAL ORE TARGETS
SIOUX PEAK
GRAND CENTRAL TO EMERALD ORE TARGETS
(POTENTIAL) WEST ORE RUN
TENNESSEE REBEL
EMERALD
EMERALD CHIMNEY ORE TARGET
MAMMOTH
NEW PARK RESERVES
MAMMOTH PEAK
SIOUX AJAX
EUREKA CONSOLIDATED
AJAX
CARISA
LOWER MAMMOTH Shaft (Internal)
BLACKJACK
MAMMOTH TOWNSITE
30
NORTH STAR
GOVERNOR
BLACK DRAGON (EAST)
BLACK DRAGON (WEST)
GREAT EASTERN
6400
6500
6600
6700
6800
6900
7000
7100
7200
7300
7400
7500
7600
7700
7800
7900
8000

CONTOUR INTERVAL — 100 FEET

SCALE

500' 0' 1000'

ROAD CLASIFICATIONS

- EXISTING IMPROVED ROAD
- EXISITING UNIMPROVED ROAD
- JEEP TRAIL

EXPLANATION

- × PROSPECTS
- MINE SHAFTS
- ADITS
- DUMPS
- MAJOR ORE RUNS
- ORE TARGETS

N

Project: Ore Targets	
County: Juab & Utah	State: UTAH
Location: T-11S, R2&3W	
Title: TINTIC AREA Ore Target Location Map	
Geologist:	Drafter:
Date:	Map No.: 63E005